Exhibit T3.E3

ANNEX B

PREPACKAGED CHAPTER 11 PLAN OF REORGANIZATION

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK

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)
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In re:	)	Chapter 11
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CREDIVALORES – CREDISERVICIOS S.A.[1]	)	Case No. 24-[ ] ([ ])
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Debtor.	)

PREPACKAGED CHAPTER 11 PLAN OF CREDIVALORES – CREDISERVICIOS S.A.

THIS CHAPTER 11 PLAN WILL BE SUBMITTED TO THE BANKRUPTCY COURT FOR APPROVAL FOLLOWING SOLICITATION

BAKER & MCKENZIE LLP

452 5th Avenue

New York, New York 10018

Telephone: (212) 626-4100

Facsimile: (212) 310-1600

-and-

1111 Brickell Avenue, 10th Floor

Miami, Florida 33131

Telephone: (305) 789-8900

Facsimile: (305) 789-8953

Proposed Counsel to the Debtor and Debtor-in-Possession

Dated: March 7, 2024

[1]	The address for Credivalores – Crediservicios S.A. is Carrera 7 #76-35, 7th Floor, Bogotá, Colombia.

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4.8	Corporate Action	15
4.9	New Corporate Governance Documents	15
4.10	Effectuating Documents; Further Transactions	15
4.11	Section 1146(a) Exemption	15
4.12	Managers, Directors and Officers	16
4.13	Preservation of Rights of Action	16
4.14	Directors and Officers Insurance Policies	16
4.15	Indemnification Provisions in Organizational Documents	17
4.16	Reinstatement of Equity Interests	17
4.17	Exemption from Registration Requirements	17
ARTICLE V TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES		17
5.1	Assumption and Rejection of Executory Contracts and Unexpired Leases	17
5.2	Claims Based on Rejection of Executory Contracts or Unexpired Leases	18
5.3	Cure of Defaults for Executory Contracts and Unexpired Leases Assumed	18
5.4	Insurance Policies	18
5.5	Indemnification Provisions	18
5.6	Benefit Programs	19
5.7	Modifications, Amendments, Supplements, Restatements or Other Agreements	19
5.8	Reservation of Rights	19
5.9	Nonoccurrence of the Effective Date	19
5.10	Contracts and Leases Entered into After the Petition Date	19
ARTICLE VI PROVISIONS GOVERNING DISTRIBUTIONS		20
6.1	Distributions on Account of Claims Allowed as of the Effective Date	20
6.2	Special Rules for Distributions to Holders of Disputed Claims	20
6.3	Disbursing Agent	20
6.4	Distributions on Account of Old Notes Claims	20
6.5	Delivery of Distributions and Undeliverable or Unclaimed Distributions	21
6.6	Setoffs	22
6.7	Allocation Between Principal and Accrued Interest	23

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ARTICLE VII PROCEDURES FOR RESOLVING DISPUTED CLAIMS		23
7.1	Disputed Claims	23
7.2	Resolution of Disputed Claims	23
7.3	Estimation of Claims	24
7.4	No Interest	24
7.5	No Distributions Pending Allowance	24
7.6	Disallowance of Claims and Interests	24
ARTICLE VIII EFFECT OF CONFIRMATION OF THE PLAN		25
8.1	Compromise and Settlement of Claims, Interests, and Controversies	25
8.2	Discharge of Claims and Termination of Interests	25
8.3	Releases by the Debtor	25
8.4	Releases by the Releasing Parties	26
8.5	Exculpation	27
8.6	Injunction	27
8.7	Protection Against Discriminatory Treatment	27
8.8	Recoupment	28
8.9	Release of Liens	28
8.10	Reimbursement or Contribution	28
ARTICLE IX CONDITIONS PRECEDENT TO THE EFFECTIVE DATE		28
9.1	Conditions Precedent to the Effective Date	28
9.2	Waiver of Conditions Precedent	29
9.3	Effect of Non-Occurrence of Conditions to Consummation	29
ARTICLE X MODIFICATION, REVOCATION, OR WITHDRAWAL OF THE PLAN		29
10.1	Modification of Plan	29
10.2	Revocation or Withdrawal of Plan	29
ARTICLE XI RETENTION OF JURISDICTION		30
11.1	Jurisdiction	30
ARTICLE XII MISCELLANEOUS PROVISIONS		31
12.1	Additional Documents	31
12.2	Reservation of Rights	31
12.3	Successors and Assigns	31
12.4	Service of Documents	31
12.5	Term of Injunctions or Stays	32
12.6	Entire Agreement	32
12.7	Plan Supplement Exhibits	32
12.8	Non-Severability	32

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INTRODUCTION

Credivalores – Crediservicios S.A. (“Credivalores”) as debtor and debtor-in-possession (the “Debtor”) proposes this plan of reorganization (the “Plan”). Reference is made to the Disclosure Statement for a discussion of the history, businesses, properties and operations, projections and risk factors related to the Debtor, as well as a summary and analysis of this Plan and certain related matters. Capitalized terms used herein shall have the meanings set forth in Section 1.1 below.

ARTICLE I

DEFINED TERMS, RULES OF INTERPRETATION, COMPUTATION OF
TIME, GOVERNING LAW, AND OTHER REFERENCES

1.1	Defined Terms

1. “Administrative Claim” means any Claim for costs and expenses of administration during the Chapter 11 Case pursuant to sections 503(b), 507(a)(2), 507(b), or 1114(e)(2) of the Bankruptcy Code, including: (a) the actual and necessary costs and expenses incurred on or after the Petition Date until and including the Effective Date of preserving the Estate and operating the businesses of the Debtor; (b) Allowed Professional Claims; and (c) all fees and charges assessed against the Estate pursuant to section 1930 of chapter 123 of title 28 of the United States Code.

2. “Affiliate” means affiliate as such term is defined in section 101(2) of the Bankruptcy Code.

3. “Allowed” means, with reference to any Claim or Interest, or any portion thereof, that is (a) specifically allowed under this Plan, (b) allowed under the Bankruptcy Code, or (c) allowed by a Final Order.

4. “Avoidance Actions” means any and all avoidance, recovery, subordination, or other claims, actions, or remedies that may be brought by or on behalf of the Debtor or its Estate or other authorized parties in interest under the Bankruptcy Code or applicable non-bankruptcy law, including actions or remedies under sections 502, 510, 542, 544, 545, and 547 through and including 553 of the Bankruptcy Code.

5. “Ballot” means the form or forms distributed to certain Holders of Claims that are entitled to vote on the Plan by which such parties may indicate acceptance or rejection of the Plan and includes both the form distributed for use by the actual beneficial owners of the Old Notes and the form distributed for use by the bank, broker, or other financial institution that holds the Old Notes in “street name” on behalf of one or more beneficial owners.

6. “Bankruptcy Code” means title 11 of the United States Code, 11 U.S.C. §§ 101-1532, as may be amended from time to time.

7. “Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of New York or such other court having jurisdiction over the Chapter 11 Case.

8. “Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure as promulgated by the United States Supreme Court under section 2075 of title 28 of the United States Code, 28 U.S.C. § 2075, as applicable to the Chapter 11 Case and the general, local, and chambers rules of the Bankruptcy Court.

9. “Business Day” means any day, other than (a) a Saturday, Sunday, or a “legal holiday” (as defined in Bankruptcy Rule 9006(a)(6)), or (b) any other day on which banks are legally permitted to be closed in New York or Colombia.

10. “Capitalized Interest” means further New Notes to capitalize the accrued and unpaid interest from (and including) the immediately preceding interest payment date to (but excluding) February 7, 2024, to the effect that each US$1 of accrued and unpaid interest on Old Notes validly accepted and tendered (rounded down to the nearest US$1) will be exchanged for US$1 in principal amount of New Notes in lieu of cash.

11. “Cash” means the legal tender of the United States of America or the equivalent thereof, including bank deposits and checks.

12. “Causes of Action” means any and all claims, actions, causes of action, choses in action, suits, debts, demands, damages, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, judgments, remedies, rights of set-off, third-party claims, subrogation claims, contribution claims, reimbursement claims, indemnity claims, counterclaims, and crossclaims (including all claims and any avoidance, recovery, subordination, or other actions against Insiders and/or any other Entities under the Bankruptcy Code, including Avoidance Actions) of the Debtor, the debtor in possession, and/or the Estate, whether known or unknown, liquidated or unliquidated, fixed or contingent, matured or unmatured, disputed or undisputed, that are or may be pending on the Effective Date or commenced by the Reorganized Debtor after the Effective Date against any Entity, based in law or equity, including under the Bankruptcy Code, whether direct, indirect, derivative, or otherwise and whether asserted or unasserted as of the date of entry of the Confirmation Order.

13. “Chapter 11 Case” means the case pending for the Debtor under chapter 11 of the Bankruptcy Code in the Bankruptcy Court.

14. “Claim” has the meaning set forth in section 101(5) of the Bankruptcy Code.

15. “Claims and Solicitation Agent” means the claims, noticing, and/or solicitation agent the Debtor will retain in the Chapter 11 Case pursuant to an order of the Bankruptcy Court.

16. “Class” means a category of Holders of Claims or Interests under section 1122(a) of the Bankruptcy Code.

17. “Colombia” means the Republic of Colombia.

18. “Confirmation” means the entry of the Confirmation Order on the docket of the Chapter 11 Case.

19. “Confirmation Date” means the date on which the Bankruptcy Court enters the Confirmation Order on the docket of the Chapter 11 Case within the meaning of Bankruptcy Rules 5003 and 9021.

20. “Confirmation Hearing” means the hearing(s) before the Bankruptcy Court under section 1128 of the Bankruptcy Code at which the Debtor seek entry of the Confirmation Order.

21. “Confirmation Order” means the order of the Bankruptcy Court confirming the Plan under section 1129 of the Bankruptcy Code and approving the Disclosure Statement.

22. “Consummation” means the occurrence of the Effective Date.

23. “Creditor” has the meaning set forth in section 101(10) of the Bankruptcy Code.

24. “Cure Claim” means a Claim based on the Debtor’s defaults on an Executory Contract or Unexpired Lease at the time such Executory Contract or Unexpired Lease is assumed by the Debtor pursuant to sections 365 or 1123 of the Bankruptcy Code.

25. “D&O Insurance Policies” means all insurance policies of the Debtor for directors’, managers’, and officers’ liability existing as of the Petition Date.

26. “Debtor” has the meaning set forth in the introductory paragraph of this Plan.

27. “Description of New Notes” means the Description of the New Notes set forth in the Disclosure Statement.

28. “Disbursing Agent” means the Reorganized Debtor or any Entity selected by the Debtor or Reorganized Debtor and identified in the Plan Supplement, as applicable, to make or facilitate distributions contemplated under the Plan.

29. “Disclosure Statement” means that certain Offering Memorandum and Consent Solicitation Statement dated as of March 7, 2024, as may be amended, supplemented, or modified from time to time, including all exhibits and schedules thereto, to be approved by the Bankruptcy Court.

30. “Disputed” means, with respect to a Claim or Interest (or portion thereof), (a) that an objection to such Claim or Interest (or portion thereof) has been filed on or before the Effective Date or (b) for which a proof of such Claim or Interest is filed; provided that in no event shall a Claim or Interest (or portion thereof) that is deemed Allowed pursuant to the Plan be a Disputed Claim or Interest.

31. “Distribution Date” means, except as otherwise set forth herein, the date or dates determined by the Debtor, on or after the Effective Date, upon which the Reorganized Debtor or the Disbursing Agent shall make distributions to Holders of Allowed Claims and Interests entitled to receive distributions under the Plan.

32. “Distribution Record Date” means for purposes of making distributions under the Plan on account of Allowed Claims, the Confirmation Date. Notwithstanding the foregoing, the Distribution Record Date shall not apply to publicly held securities, the holders of which shall receive their distribution in accordance with the Plan and the applicable procedures of DTC in exchange for such securities.

33. “DTC” means The Depository Trust Company.

34. “Effective Date” means the date that is the first Business Day after the Confirmation Date on which all conditions precedent to the occurrence of the Effective Date set forth in Section 9.1 have been satisfied or waived in accordance with Section 9.2.

35. “Entity” has the meaning set forth in section 101(15) of the Bankruptcy Code.

36. “Estate” means the bankruptcy estate of the Debtor created under sections 301 and 541 of the Bankruptcy Code upon the commencement of the Chapter 11 Case.

37. “Exchange Offer” means the out-of-court process conducted by Debtor for the exchange of the Old Notes for the New Notes.

38. “Exculpated Claim” means any Claim related to any act or omission in connection with, relating to, or arising out of the Debtor’s in-court or out-of-court efforts to negotiate, enter into or implement the Chapter 11 Case, the formulation, preparation, solicitation, dissemination, negotiation, or filing of the Disclosure Statement, the Plan or any contract, instrument, release, or other agreement or document created or entered into in connection with or pursuant to the Disclosure Statement or the Plan, the filing of the Chapter 11 Case, the pursuit of Confirmation, the administration and implementation of the Plan, or the distribution of property under the Plan.

39. “Exculpated Party” means each of the following in its capacity as such: (a) the Debtor; (b) the Reorganized Debtor; (c) the Trustee; (d) the Holders of Interests; and (e) with respect to each of the foregoing Entities in clauses (a) through (d) such Entity’s predecessors, successors and assigns and current and former Affiliates, subsidiaries, officers, directors, members, principals, employees, agents, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, and other Professionals.

40. “Executory Contract” means a contract or lease to which the Debtor is a party that is subject to assumption or rejection under sections 365 or 1123 of the Bankruptcy Code.

41. “Final Decree” means the decree contemplated under Bankruptcy Rule 3022.

42. “Final Order” means, as applicable, an order or judgment of the Bankruptcy Court or other court of competent jurisdiction entered on the docket of such court that has not been reversed, vacated, stayed, modified, or amended, and as to which the time to appeal, petition for certiorari, seek to review or move for reargument or rehearing has expired and as to which no appeal, petition for certiorari or review or other proceedings for reargument or rehearing shall then be pending, or as to which any right to appeal, petition for certiorari or review, reargue or rehear shall have been waived in writing in form and substance satisfactory to the Debtor or the Reorganized Debtor, or, in the event that an appeal, writ of certiorari or reargument or rehearing thereof has been sought, such order of the Bankruptcy Court shall have been determined by the highest court to which such order was appealed, or certiorari or review, reargument or rehearing shall have been denied and the time to take any further appeal, petition for certiorari or review or move for reargument or rehearing shall have expired; provided, however, that the possibility that a motion under Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules, may be filed with respect to such order shall not preclude such order from being a Final Order.

43. “General Unsecured Claim” means any Claim against the Debtor other than an Administrative Claim, a Professional Claim, an Other Secured Claim, a Priority Tax Claim or an Other Priority Claim.

44. “Governmental Unit” has the meaning set forth in section 101(27) of the Bankruptcy Code.

45. “Holder” means an Entity holding a Claim or Interest.

46. “Impaired” means a Class of Claims or Interests that is impaired within the meaning of section 1124 of the Bankruptcy Code.

47. “Indemnification Provisions” means each of the Debtor’s indemnification provisions currently in place, whether in the Debtor’s bylaws, certificates of incorporation or formation, limited liability company agreements, other organizational or formation documents, board resolutions, management or indemnification agreements, or employment contracts, for the Debtor’s current and former directors, officers, managers, employees, attorneys, other professionals, and agents and such current and former directors, officers, and managers’ respective Affiliates.

48. “Insider” has the meaning set forth in section 101(31) of the Bankruptcy Code.

49. “Interest” means any membership, stock or other equity ownership interest in the Debtor and all dividends and distributions with respect to such membership, stock or other equity ownership interest and all rights, options, warrants (regardless of when exercised), other rights to acquire any membership, stock or other equity ownership interest in the Debtor existing immediately prior to the Effective Date.

50. “Lien” has the meaning set forth in section 101(37) of the Bankruptcy Code.

51. “New Corporate Governance Documents” means the form of the articles of incorporation and bylaws, or other similar organizational and constituent documents, as may be required under applicable law, for the Reorganized Debtor, and which forms shall be included in the Plan Supplement.

52. “New Notes” means the senior secured step-up notes due 2029 that the Reorganized Debtor will issue as part of the New Notes Distribution in full satisfaction of the Old Notes Claims on the terms set forth in the Description of New Notes in an aggregate principal amount of US$750 per US$1,000 of Old Notes.

53. “New Notes Distribution” means the New Notes and Capitalized Interest.

54. “New Notes Indenture” means the indenture governing the New Notes, which shall be consistent with the Description of New Notes in the Disclosure Statement in all respects.

55. “Old Notes” means those certain outstanding 8.875% senior notes due 2025, issued by the Debtor pursuant to the Old Notes Indenture.

56. “Old Notes Claim” means any and all Claims of an Old Notes Creditor against the Debtor arising under or in connection with the Old Notes Indenture, the Old Notes and all other financing and related documents executed in furtherance of the issuance of the Old Notes, including for the avoidance of doubt, Capitalized Interest.

57. “Old Notes Creditors” means Holders of the Old Notes.

58. “Old Notes Indenture” means that certain Indenture, by and among the Debtor, as issuer, and The Bank of New York Mellon, as trustee.

59. “Other Priority Claim” means any Claim against the Debtor other than an Administrative Claim or a Priority Tax Claim entitled to priority in right of payment under section 507(a) of the Bankruptcy Code.

60. “Other Secured Claim” means any Secured Claim against the Debtor.

61. “Person” has the meaning set forth in section 101(41) of the Bankruptcy Code.

62. “Petition Date” means the date on which the Debtor filed its petition for relief commencing the Chapter 11 Case.

63. “Plan” means this chapter 11 plan, as it may be altered, amended, modified, or supplemented from time to time, including the Plan Supplement and all exhibits, supplements, appendices, and schedules.

64. “Plan Supplement” means any compilation of documents and forms of documents, agreements, schedules, and exhibits to the Plan, which shall be filed by the Debtor no later than five (5) Business Days prior to the date first scheduled for the Confirmation Hearing, or such later date as may be approved by the Bankruptcy Court on notice to parties in interest, and additional documents filed with the Bankruptcy Court prior to the Effective Date as amendments to the Plan Supplement.

65. “Priority Tax Claim” means any Claim of a Governmental Unit against the Debtor of the kind specified in sections 502(i) and 507(a)(8) of the Bankruptcy Code, including a Secured Tax Claim.

66. “Professional” means an Entity: (a) employed in the Chapter 11 Case pursuant to a Final Order in accordance with sections 327 and 1103 of the Bankruptcy Code and to be compensated for services rendered prior to or on the Effective Date pursuant to sections 327, 328, 329, 330, and 331 of the Bankruptcy Code or (b) for which compensation and reimbursement has been Allowed by the Bankruptcy Court pursuant to section 503(b)(4) of the Bankruptcy Code.

67. “Professional Claim” means any Claim by a Professional for compensation for services rendered or reimbursement of expenses incurred by such Professional on or after the Petition Date through and including the Confirmation Date under sections 328, 330, 331, 503(b)(2), 503(b)(4), or 503(b)(5) of the Bankruptcy Code (including transaction and success fees) to the extent such fees and expenses have not been paid pursuant to an order of the Bankruptcy Court.

68. “Professional Fee Amount” means the aggregate amount of Professional Claims and other unpaid fees and expenses that Professionals estimate they have incurred or will incur in rendering services to the Debtor during the course of the Chapter 11 Case.

69. “Professional Fee Escrow Account” means an escrow account funded by the Debtor with Cash on or before the Effective Date in an amount equal to the Professional Fee Amount.

70. “Proof of Claim” means a proof of Claim filed against the Debtor in the Chapter 11 Case.

71. “Pro Rata” means the proportion of an Allowed Claim in a particular Class bears to the aggregate amount of all Allowed Claims in that Class.

72. “Reinstated” means, with respect to Claims and Interests, treated in accordance with section 1124(2)(B) of the Bankruptcy Code.

73. “Released Party” means each of the following: (a) the Debtor; (b) the Trustee; (c) the Holders of Interests; and (d) with respect to each of the foregoing Entities in clauses (a) through (c), such Entity’s successors and assigns, and current and former Affiliates, subsidiaries, officers, directors, members, stockholders, partners, principals, employees, agents, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, and other Professionals, solely in their respective capacities as such.

74. “Releasing Party” means each of the following: (a) the Holders of Impaired Claims or Interests that (i) affirmatively vote to accept the Plan or (ii) abstain from voting on the Plan; (b) to the fullest extent permissible under applicable law, the Holders of Unimpaired Claims or Interests; (c) the Trustee; and (d) with respect to each of the foregoing Entities in clauses (a) through (c), such Entity’s successors and assigns, and current and former Affiliates, subsidiaries, officers, directors, members, stockholders, partners, principals, employees, agents, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, and other Professionals, solely in their respective capacities as such.

75. “Reorganized Debtor” means Credivalores, or any successor thereto, by merger, consolidation, or otherwise, on or after the Effective Date, it being understood that, as of the Effective Date, Reorganized Debtor shall be a corporation organized under the laws of Colombia.

76. “SEC” means the U.S. Securities and Exchange Commission.

77. “Secured Claim” means a Claim against the Debtor: (a) secured by a Lien on collateral to the extent of the value of such collateral, as determined in accordance with section 506(a) of the Bankruptcy Code or (b) subject to a valid right of setoff pursuant to section 553 of the Bankruptcy Code.

78. “Secured Tax Claim” means any Secured Claim which, absent its secured status, would be entitled to priority in right of payment under section 507(a)(8) of the Bankruptcy Code.

79. “Securities” means any instruments that qualify under section 2(a)(1) of the Securities Act.

80. “Securities Act” means the Securities Act of 1933, 15 U.S.C. §§ 77a-77aa, or any similar federal, state or local law.

81. “Trustee” means The Bank of New York Mellon, in its capacity as trustee under the Old Notes Indenture.

82. “Unclaimed Distribution” means any distribution under the Plan on account of an Allowed Claim or Interest to a Holder that has not: (a) accepted a particular distribution or, in the case of distributions made by check, negotiated such check; (b) given notice to the Reorganized Debtor of an intent to accept a particular distribution; (c) responded to the Debtor’s or Reorganized Debtor’s requests for information necessary to facilitate a particular distribution; or (d) taken any other action necessary to facilitate such distribution.

83. “Unexpired Lease” means a lease to which the Debtor is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

84. “Unimpaired” means, with respect to a Claim, Interest or Class of Claims or Interests, a Claim, Interest or Class of Claims or Interests that is not impaired within the meaning of section 1124 of the Bankruptcy Code.

85. “United States Trustee” means the United States Trustee for the Southern District of New York.

86. “Voting Record Date” means for purposes of casting Ballots on the Plan, March 7, 2024.

1.2	Rules of Interpretation

For purposes of the Plan: (a) in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and the neuter gender; (b) unless otherwise specified, any reference herein to a contract, lease, instrument, release, indenture, or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions; (c) unless otherwise specified, any reference herein to an existing document, schedule, or exhibit, shall mean such document, schedule, or exhibit, as it may have been or may be amended, modified, or supplemented; (d) unless otherwise specified, all references herein to “Articles” are references to Articles hereof or hereto; (e) the words “herein,” “hereof,” and “hereto” refer to the Plan in its entirety rather than to any particular portion of the Plan; (f) captions and headings to Articles are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan; (g) unless otherwise specified herein, the rules of construction set forth in section 102 of the Bankruptcy Code shall apply; and (h) any term used in capitalized form herein that is not otherwise defined but that is used in the Bankruptcy Code or the Bankruptcy Rules shall have the meaning assigned to such term in the Bankruptcy Code or the Bankruptcy Rules, as applicable.

1.3	Computation of Time

Bankruptcy Rule 9006(a) applies in computing any period of time prescribed or allowed herein.

1.4	Governing Law

Except to the extent the Bankruptcy Code or Bankruptcy Rules apply, and subject to the provisions of any contract, lease, instrument, release, indenture, or other agreement or document entered into expressly in connection herewith, the rights and obligations arising hereunder shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to conflict of laws principles.

1.5	Reference to Monetary Figures

All references in the Plan to monetary figures refer to currency of the United States of America, unless otherwise expressly provided.

ARTICLE II
ADMINISTRATIVE AND PRIORITY CLAIMS

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims, Professional Claims and Priority Tax Claims have not been classified and thus are excluded from the Classes of Claims set forth in ARTICLE III.

2.1	Administrative Claims

Unless otherwise agreed to by the Holder of an Allowed Administrative Claim and the Debtor or Reorganized Debtor, as applicable, each Holder of an Allowed Administrative Claim (other than Holders of Professional Claims and Claims for fees and expenses pursuant to section 1930 of chapter 123 of title 28 of the United States Code) will receive in full and final satisfaction of its Administrative Claim an amount of Cash equal to the amount of such Allowed Administrative Claim either: (a) on the Effective Date, or as soon as reasonably practicable thereafter; (b) if the Administrative Claim is not Allowed as of the Effective Date, no later than 30 days after the date on which an order allowing such Administrative Claim becomes a Final Order, or as soon as reasonably practicable thereafter; or (c) if the Allowed Administrative Claim is based on liabilities incurred by the Debtor in the ordinary course of its business after the Petition Date in accordance with the terms and conditions of the particular transaction giving rise to such Allowed Administrative Claim without any further action by the Holders of such Allowed Administrative Claims.

2.2	Professional Claims

(a)	Final Fee Applications and Payment of Professional Claims

All requests for payment of Professional Claims for services rendered and reimbursement of expenses incurred prior to the Effective Date must be filed no later than 45 days after the Effective Date. The Bankruptcy Court shall determine the Allowed amounts of such Professional Claims after notice and a hearing in accordance with the procedures established by the Bankruptcy Code. The Reorganized Debtor shall pay Professional Claims in Cash in the amount the Bankruptcy Court allows. From and after the Confirmation Date, any requirement that Professionals comply with sections 327 through 331 and 1103 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and the Reorganized Debtor may employ and pay any Professional in the ordinary course of business without any further notice to or action, order, or approval of the Bankruptcy Court.

(b)	Professional Fee Escrow Account

On or before the Effective Date, the Debtor shall establish and fund the Professional Fee Escrow Account with Cash equal to the Professional Fee Amount. The Professional Fee Escrow Account shall be maintained in trust solely for the Professionals. Except as otherwise expressly set forth in the last sentence of this paragraph, such funds shall not be considered property of the Estate of the Debtor or the Reorganized Debtor. The amount of Allowed Professional Claims shall be paid in Cash to the Professionals by the Reorganized Debtor from the Professional Fee Escrow Account as soon as reasonably practicable after such Professional Claims are Allowed. When such Allowed Professional Claims have been paid in full, any remaining amount held in the Professional Fee Escrow Account shall promptly revert to the Reorganized Debtor without any further action or order of the Bankruptcy Court.

(c)	Professional Fee Amount

Professionals shall reasonably estimate their unpaid Professional Claims and other unpaid fees and expenses incurred in rendering services to the Debtor before and as of the Effective Date, and shall deliver such estimate to the Debtor no later than five (5) Business Days before the anticipated Effective Date; provided that such estimate shall not be deemed to limit the amount of the fees and expenses that are the subject of each Professional’s final request for payment in the Chapter 11 Case. If a Professional does not provide an estimate, the Debtor or Reorganized Debtor may estimate the unpaid and unbilled fees and expenses of such Professional.

(d)	Post-Confirmation Fees and Expenses

Except as otherwise specifically provided in the Plan, from and after the Confirmation Date, the Debtor shall, in the ordinary course of business and without any further notice to or action, order, or approval of the Bankruptcy Court, pay in Cash the reasonable and documented legal, professional, or other fees and expenses related to implementation of the Plan and Consummation incurred by the Debtor. Upon the Confirmation Date, any requirement that Professionals comply with sections 327 through 331, 363, and 1103 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and the Debtor may employ and pay any Professional in the ordinary course of business without any further notice to or action, order, or approval of the Bankruptcy Court.

(e)	Substantial Contribution Compensation and Expenses

Except as otherwise specifically provided in the Plan, any Entity that requests compensation or expense reimbursement for making a substantial contribution in the Chapter 11 Case pursuant to sections 503(b)(3), (4), and (5) of the Bankruptcy Code must file an application and serve such application on counsel for the Debtor or Reorganized Debtor, as applicable, and as required by the Bankruptcy Court, the Bankruptcy Code, and the Bankruptcy Rules on or before three (3) Business Days after the Confirmation Date.

2.3	Priority Tax Claims

Each Holder of an Allowed Priority Tax Claim due and payable on or before the Effective Date shall receive in full and final satisfaction, settlement, release, and discharge of and in exchange for such Holder’s Allowed Priority Tax Claim: (a) the treatment provided by section 1129(a)(9)(C) of the Bankruptcy Code; (b) a Cash payment on, or as soon as reasonably practicable after, the later of the Effective Date or the date on which such Priority Tax Claim becomes an Allowed Priority Tax Claim, equal to the amount of such Allowed Priority Tax Claim; or (c) such other less favorable treatment as may be agreed upon between the Holder of such Allowed Priority Tax Claim and the Debtor. If payment is made in accordance with section 1129(a)(9)(C), installment payments shall be made quarterly and interest shall accrue in accordance with 26 U.S.C. § 6621. On the Effective Date, Liens securing such Allowed Secured Tax Claim shall be deemed released, terminated and extinguished, in each case without further notice to or order of the Bankruptcy Court, act or action under applicable law, regulation, order or rule or the vote, consent, authorization or approval of any Person. To the extent any Allowed Priority Tax Claim is not due and owing on the Effective Date, such Claim may be paid in full in Cash in accordance with the terms of any agreement between the Debtor and the Holder of such Claim, or as may be due and payable under applicable non-bankruptcy law, or in the ordinary course of business.

2.4	Other Priority Claims

Each Holder of an Allowed Other Priority Claim due and payable on or before the Effective Date shall receive in full and final satisfaction, settlement, release, and discharge of and in exchange for such Holder’s Allowed Other Priority Claim: (a) the treatment provided by section 1129(a)(9) of the Bankruptcy Code; (b) a Cash payment on, or as soon as reasonably practicable after, the later of the Effective Date or the date on which such Other Priority Claim becomes an Allowed Other Priority Claim, equal to the amount of such Allowed Other Priority Claim; or (c) such other less favorable treatment as may be agreed upon between the Holder of such Allowed Priority Tax Claim and the Debtor.

2.5	Trustee Fees

On the Effective Date, the Reorganized Debtor shall pay all reasonable, documented, and unpaid fees, expenses and out-of-pocket costs (including the reasonable and documented fees and expenses of counsel to the Trustee and/or the trustee for the Old Notes) incurred by the Trustee and/or trustee of the Old Notes, as applicable, through the Effective Date, except any such fees, costs and expenses as may be attributable to the gross negligence or willful misconduct of the Trustee or the trustee for the Old Notes. Following the Effective Date, the Reorganized Debtor shall pay all reasonable, documented, and unpaid fees, expenses and out-of-pocket costs (including the reasonable and documented fees and expenses of counsel to the Trustee) in accordance with the New Notes Indenture.

2.6	United States Trustee Statutory Fees

The Debtor and Reorganized Debtor, as applicable, will pay fees payable pursuant to 28 U.S.C § 1930(a), including fees and expenses payable to the United States Trustee, as determined by the Bankruptcy Court at a hearing pursuant to section 1128 of the Bankruptcy Code, for each quarter (including any fraction thereof) until the Chapter 11 Case are converted, dismissed, or closed, whichever occurs first.

ARTICLE III

CLASSIFICATION, TREATMENT, AND VOTING OF CLAIMS AND INTERESTS

Except for the Claims addressed in ARTICLE II, all Claims and Interests are classified in the Classes set forth below in accordance with section 1122 of the Bankruptcy Code. A Claim or Interest is classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of that Class and is classified in other Classes to the extent that any portion of the Claim or Interest qualifies within the description of such other Classes. A Claim or Interest is also classified in a particular Class for the purpose of receiving distributions pursuant to the Plan only to the extent that such Claim or Interest is an Allowed Claim or Interest in that Class and has not been paid, released, or otherwise satisfied prior to the Effective Date. For the avoidance of doubt, Secured Tax Claims are being addressed under Section 2.3 of the Plan.

3.1	Classification of Claims and Interests

Claims against and Interests in the Debtor are divided into the following lettered Classes:

Letter	Class

Class A	Class A consists of the Old Notes Claims.

Class B	Class B consists of all Other Secured Claims.

Class C	Class C consists of all General Unsecured Claims.

Class D	Class D consists of all Interests.

3.2	Treatment of Classes of Claims and Interests

The following chart designates the Class of Claims against and Interests in the Debtor and specifies which of those Classes are (a) Impaired or Unimpaired by the Plan, (b) entitled to vote to accept or reject the Plan in accordance with section 1126 of the Bankruptcy Code, and (c) deemed to accept or reject the Plan. The Debtor may not have Holders of Claims or Interests in a particular Class or Classes, and such Classes shall be treated as set forth in Section 3.4 of the Plan.

Class	Claim or Interest	Status	Voting Rights

A	Old Notes Claims	Impaired	Entitled To Vote

B	Other Secured Claims	Unimpaired	Deemed To Accept; Not Entitled To Vote

C	General Unsecured Claims	Unimpaired	Deemed to Accept; Not Entitled to Vote

D	Interests	Unimpaired	Deemed To Accept; Not Entitled To Vote

Except to the extent that a Holder of an Allowed Claim against or Interest in the Debtor as applicable, agrees to a less favorable treatment, such Holder shall receive under the Plan the treatment described below in full and final satisfaction, settlement, release, and discharge of and in exchange for such Holder’s Allowed Claim or Interest. Unless otherwise indicated, the Holder of an Allowed Claim or Interest, as applicable, shall receive such treatment on the Effective Date, or as soon as reasonably practicable thereafter:

Class A (Old Notes Claims)

(1)	Classification: Class A consists of the Old Notes Claims against the Debtor.

(2)	Allowance: On the Effective Date, the Old Notes Claims shall be Allowed in the principal amount of US$750 plus Capitalized Interest, and shall not be subject to avoidance, subordination, setoff, offset, deduction, objection, challenge, recharacterization, surcharge under section 506(c) of the Bankruptcy Code or any other claim or defense.

(3)	Treatment: In full and final satisfaction, settlement, release, and discharge of and exchange for each

(4)	Allowed Old Notes Claim, each Holder of an Allowed Old Notes Claim shall receive its Pro Rata share of the (i) New Notes and (ii) Capitalized Interest.

(5)	Voting: Class A is Impaired. Holders of Old Notes Claims are entitled to vote to accept or reject the Plan.

Class B (Other Secured Claims)

(1)	Classification: Class B consists of all Allowed Other Secured Claims against the Debtor.

(2)	Treatment: Each Holder of an Allowed Other Secured Claim shall, at the election of the Reorganized Debtor, (i) have the legal, equitable and contractual rights of such Holder Reinstated, or (ii) receive, at the option of the Debtor, (A) Cash in an amount equal to such Allowed Other Secured Claim or (B) such other treatment as renders its Allowed Other Secured Claim Unimpaired.

(3)	Voting: Class B is Unimpaired. Holders of Allowed Other Secured Claims are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code. Holders of Allowed Other Secured Claims are not entitled to vote to accept or reject the Plan.

Class C (General Unsecured Claims)

(1)	Classification: Class C consists of all Allowed General Unsecured Claims against the Debtor.

(2)	Treatment: Each Holder of an Allowed Unsecured Claim shall, at the election of the Reorganized Debtor, (i) have the legal, equitable and contractual rights of such Holder Reinstated, or (ii) receive, at the option of the Debtor, (A) Cash in an amount equal to such Allowed Unsecured Claim or (B) such other treatment as renders its Allowed Unsecured Claim Unimpaired.

(3)	Voting: Class C is Unimpaired. Holders of Allowed General Unsecured Claims are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code. Holders of Allowed General Unsecured Claims are not entitled to vote to accept or reject the Plan.

Class D (Interests)

(1)	Classification: Class D consists of all Allowed Interests in the Debtor.

(2)	Treatment: On the Effective Date, the Allowed Interests in the Debtor shall all be Reinstated.

(3)	Voting: Class D is Unimpaired. Holders of Allowed Interests in the Debtor are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code. Holders of Allowed Interests are not entitled to vote to accept or reject the Plan.

3.3	Special Provision Governing Unimpaired Claims

Nothing under the Plan shall affect the Debtor’s rights regarding any Unimpaired Claim, including all rights regarding legal and equitable defenses to or setoffs or recoupments against any such Unimpaired Claim.

3.4	Elimination of Vacant Classes

Any Class of Claims or Interests that (a) does not have a Holder of an Allowed Claim or a Claim temporarily Allowed by the Bankruptcy Court as of the date of the Confirmation Hearing or (b) is entitled to vote on the Plan but with respect to which no Ballots are cast or no Ballots are deemed to be cast, shall be deemed eliminated from the Plan for purposes of determining acceptance or rejection of the Plan by such Class pursuant to section 1129(a)(8) of the Bankruptcy Code.

ARTICLE IV

PROVISIONS FOR IMPLEMENTATION OF THE PLAN

4.1	General Settlement of Claims and Interests

Pursuant to section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, and in consideration for the classification, distributions, releases, and other benefits provided under the Plan, on the Effective Date, the provisions of the Plan shall constitute a good-faith compromise and settlement of all Claims and Interests. Distributions made to Holders of Allowed Claims in any Class are intended to be final. Distributions made to Holders of Allowed Claims in any Class are intended to be final. Distributions made to Holders of Allowed Claims in any Class are intended to be final. Distributions made to Holders of Allowed Claims in any Class are intended to be final. Distributions made to Holders of Allowed Claims in any Class are intended to be final. Distributions made to Holders of Allowed Claims in any Class are intended to be final. Distributions made to Holders of Allowed Claims in any Class are intended to be final. Distributions made to Holders of Allowed Claims in any Class are intended to be final. Distributions made to Holders of Allowed Claims in any Class are intended to be final.

4.2	Subordination

The allowance, classification, and treatment of all Claims and Interests under the Plan shall conform to and with the respective contractual, legal, and equitable subordination rights of such Claims and Interests, and the Plan shall recognize and implement any such rights. Pursuant to section 510 of the Bankruptcy Code, except where otherwise provided herein, the Debtor reserves the right to re-classify any Allowed Claim or Interest in accordance with any contractual, legal, or equitable subordination relating thereto. For the avoidance of doubt, no Claim in Class A shall be subject to subordination.

4.3	Sources of Cash for Plan Distributions

All Cash consideration necessary for the Reorganized Debtor to make payments or distributions pursuant to this Plan shall be obtained from Cash of the Debtor or Reorganized Debtor.

4.4	Issuance of the New Notes

On Effective Date, the Reorganized Debtor is authorized to issue, execute, or otherwise bring into effect, as the case may be, to or for the benefit of the Holders of Allowed Old Notes Claims, the New Notes and any other instruments, certificates, and other documents or agreements required to be issued, executed or delivered pursuant to the Plan, and take any other necessary actions in connection with the foregoing, in each case without need for further notice to or order of the Bankruptcy Court, act, or action under applicable law, regulation, order, or rule or the vote, consent, authorization, or approval of any Entity. The issuance of the New Notes, which shall be delivered on or as soon as practicable following the Effective Date, shall be exempt from registration under section 1145 of the Bankruptcy Code and, to the extent applicable, under applicable securities laws. All documents, agreements and instruments entered into and delivered on or as of the Effective Date contemplated by or in furtherance of this Plan shall become effective and binding in accordance with their respective terms and conditions upon the parties thereto, in each case without further notice to or order of the Bankruptcy Court, act or action under applicable law, regulation, order, or rule or the vote, consent, authorization, or approval of any Entity (other than as expressly required by such applicable agreement).

4.5	Vesting of Assets in the Reorganized Debtor

Except as otherwise provided herein, or in any agreement, instrument, or other document incorporated in the Plan, on the Effective Date, all property in the Estate and all Causes of Action, shall vest in the Reorganized Debtor, free and clear of all Liens, Claims, charges, or other encumbrances. On and after the Effective Date, except as otherwise provided in the Plan or any other agreement or document related thereto or entered into in connection therewith, the Reorganized Debtor may operate its businesses and may use, acquire, or dispose of property and compromise or settle any Claims, Interests, or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

4.6	Discharge from Old Notes, Instruments, Certificates, and Other Documents

On the Effective Date, except as otherwise provided in this Plan: (1) the Old Notes Indenture and any other certificate, share, note, bond, indenture, purchase right, option, warrant, or other instrument or document, directly or indirectly, evidencing or creating any indebtedness or obligation of or ownership interest in the Debtor giving rise to any Claim or Interest (except such certificates, mortgages, notes, or other instruments or documents evidencing indebtedness or obligations of or ownership interest in the Debtor that are specifically Reinstated or otherwise not Impaired under the Plan) shall be deemed cancelled, discharged, released and extinguished, and the Debtor shall not have any continuing obligations thereunder; and (2) the obligations of the Debtor pursuant, relating, or pertaining to any agreements, indentures, certificates of designation, bylaws, or certificate or articles of incorporation or similar documents governing the shares, certificates, notes, bonds, purchase rights, options, warrants, or other instruments or documents evidencing or creating any indebtedness or obligation of or ownership interest in the Debtor (except such agreements, certificates, mortgages, notes, or other instruments evidencing indebtedness or obligations of or ownership interests in the Debtor that are specifically Reinstated or otherwise not Impaired under the Plan) shall be released and discharged; provided, however, notwithstanding Confirmation or the occurrence of the Effective Date, any such indenture or agreement that governs the rights of the Holder of a Claim shall continue in effect solely for purposes of enabling Holders of Allowed Claims to receive distributions under the Plan as provided herein; provided further, however, that the preceding proviso shall not affect the discharge of Claims or Interests pursuant to the Bankruptcy Code, the Confirmation Order, or the Plan or result in any expense or liability to the Reorganized Debtor, except to the extent set forth in or provided for under this Plan. Notwithstanding the foregoing and solely for the purpose set forth in this sentence, the following rights of the Trustee shall remain in effect after the Effective Date: (1) rights to payment of fees, expenses and indemnification obligations, including from property distributed hereunder to the Trustee, whether pursuant to the exercise of a charging lien or otherwise, (2) rights relating to distributions made to Holders of Allowed Old Notes Claims by the Trustee from any source, including distributions hereunder, (3) rights relating to representation of the interests of the Holders of Old Notes Claims by the Trustee in the Chapter 11 Case to the extent not discharged or released hereunder or any order of the Bankruptcy Court, and (4) rights relating to participation by the Trustee in any proceedings related to the Plan. On and after the Effective Date, all duties and responsibilities of the Trustee shall be discharged unless otherwise specifically set forth in or provided for under the Plan.

4.7	Restructuring Transactions

On the Effective Date, or as soon as reasonably practicable thereafter, the Reorganized Debtor may take all actions as may be necessary or appropriate to effect any transaction described in, approved by, contemplated by or necessary to effectuate the Plan, including: (1) the execution and delivery of appropriate agreements or other documents of merger, consolidation, restructuring, conversion, disposition, transfer, dissolution, or liquidation containing terms that are consistent with the terms of the Plan and that satisfy the applicable requirements of applicable law and any other terms to which the applicable Entities may agree; (2) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any asset, property, right, liability, debt or obligation on terms consistent with the terms of the Plan and having other terms for which the applicable parties agree; (3) the filing of appropriate certificates or articles of incorporation, reincorporation, merger, consolidation, conversion, or dissolution pursuant to applicable law; and (4) all other actions that the applicable Entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable law.

4.8	Corporate Action

The Debtor or the Reorganized Debtor, as applicable, are authorized to take all further corporate actions necessary to effectuate the Plan and authorize each of the matters provided for by the Plan involving the corporate structure of the Debtor or corporate or related actions to be taken by or required of the Reorganized Debtor, whether taken prior to or as of the Effective Date.

4.9	New Corporate Governance Documents

Solely to the extent required by applicable non-bankruptcy law, on or immediately before the Effective Date, the Reorganized Debtor will file its New Corporate Governance Documents with the applicable Secretaries of State and/or other applicable authorities in the states, provinces, or countries of its incorporation in accordance with the corporate laws of the states, provinces, or countries of its incorporation. The New Corporate Governance Documents will be consistent with the provisions of the Plan and the Bankruptcy Code. After the Effective Date, the Reorganized Debtor may amend and restate its New Corporate Governance Documents as permitted by the laws of its jurisdiction of formation and its New Corporate Governance Documents.

4.10	Effectuating Documents; Further Transactions

On and after the Effective Date, the Reorganized Debtor, and the officers and/or members of the board of directors thereof, are authorized to and may issue, execute, deliver, file, or record such contracts, securities, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement, and further evidence the terms and conditions of the Plan, without the need for any approvals, authorizations, or consents except for those expressly required under the Plan.

4.11	Section 1146(a) Exemption

Pursuant to section 1146(a) of the Bankruptcy Code, any transfers of property under the Plan shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, stamp act, real estate transfer tax, mortgage recording tax, or other similar tax or governmental assessment, and upon entry of the Confirmation Order, the appropriate state or local governmental officials or agents shall forgo the collection of any such tax or governmental assessment and accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax, recordation fee, or governmental assessment.

4.12	Managers, Directors and Officers

Subject to any requirement of Bankruptcy Court approval pursuant to section 1129(a)(5) of the Bankruptcy Code, and except as may otherwise be disclosed in the Disclosure Statement, as of the Effective Date, the directors and officers who are identified in the Plan Supplement shall serve as the initial board of directors and officers of the Reorganized Debtor. Pursuant to section 1129(a)(5), the Debtor will disclose in the Plan Supplement, on or prior to the Confirmation Date, the identity and affiliations of any Person proposed to serve on the Reorganized Debtor’s boards of directors and, to the extent such Person is an Insider, the nature of any compensation for such Person. After the Effective Date, the corporate governance and management of the Reorganized Debtor shall be determined by the applicable board of managers or board of directors in accordance with the laws of the applicable state or county of organization.

4.13	Preservation of Rights of Action

Unless any Causes of Action against an Entity are expressly waived, relinquished, exculpated, released, compromised, or settled in the Plan or by a Final Order, in accordance with section 1123(b) of the Bankruptcy Code, the Reorganized Debtor shall retain and may enforce all rights to commence and pursue any and all Causes of Action, whether arising before or after the Petition Date, including any actions specifically enumerated in the Plan Supplement, and the Reorganized Debtor’s rights to commence, prosecute, or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date. No Entity may rely on the absence of a specific reference in the Plan, the Plan Supplement, or the Disclosure Statement to any Cause of Action against them as any indication that the Debtor or the Reorganized Debtor will not pursue any and all available Causes of Action against them. The Debtor and the Reorganized Debtor expressly reserve all rights to prosecute any and all Causes of Action against any Entity, except as otherwise expressly provided in the Plan. Unless any Causes of Action against an Entity are expressly waived, relinquished, exculpated, released, compromised, or settled in the Plan or a Bankruptcy Court order, the Reorganized Debtor expressly reserve all Causes of Action, for later adjudication, and, therefore no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel, judicial, equitable, or otherwise, or laches, shall apply to such Causes of Action upon, after, or as a consequence of the Confirmation or Consummation. From and after the Effective Date, the Debtor or the Reorganized Debtor, as applicable, shall have the exclusive right, authority and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw or litigate to judgment any Cause of Action and to decline to do any of the foregoing without further notice to or action, order or approval of the Bankruptcy Court.

Notwithstanding any provision in the Plan or any Order entered in the Chapter 11 Case, the Debtor and Reorganized Debtor forever waive, relinquish, and release any and all Avoidance Actions the Debtor and its estate had, have, or may have against any Entity that is being rendered Unimpaired under the Plan and any Entity, including Professionals, with whom the Debtor is conducting and will continue to conduct business on and after the Effective Date.

4.14	Directors and Officers Insurance Policies

Notwithstanding anything in the Plan to the contrary, the Reorganized Debtor shall be deemed to have assumed all of its D&O Insurance Policies pursuant to section 365(a) of the Bankruptcy Code effective as of the Effective Date. Entry of the Confirmation Order will constitute the Bankruptcy Court’s approval of the Reorganized Debtor’s foregoing assumption of each of the unexpired D&O Insurance Policies. Notwithstanding anything to the contrary contained in the Plan, confirmation of the Plan shall not discharge, impair, or otherwise modify any indemnity obligations assumed by the foregoing assumption of the D&O Insurance Policies, and each such indemnity obligation will be deemed and treated as an Executory Contract that has been assumed by the Debtor under the Plan as to which no Proof of Claim need be filed. In addition, after the Effective Date, the Reorganized Debtor shall not terminate or otherwise reduce the coverage under any D&O Insurance Policy (including any “tail policy”) in effect on the Petition Date, with respect to conduct occurring prior thereto, and all directors and officers of the Debtor who served in such capacity at any time prior to the Effective Date shall be entitled to the full benefits of any such policy for the full term of such policy regardless of whether such directors and officers remain in such positions after the Effective Date.

4.15	Indemnification Provisions in Organizational Documents

On and from the Effective Date, and except as prohibited by applicable non-bankruptcy law, the Reorganized Debtor shall assume or reinstate, as applicable, all indemnification obligations in place as of the Effective Date (whether in by- laws, certificates of incorporation, board resolutions, contracts, or otherwise) for the current and former directors, members, officers, managers, employees, attorneys, other professionals and agents of the Debtor; provided, however, such indemnification obligations shall not apply with respect to any act or omission constituting gross negligence, willful misconduct, fraud, or criminal conduct as determined by a Final Order entered by a court of competent jurisdiction, except to the extent of available insurance.

4.16	Reinstatement of Equity Interests

On the Effective Date, all equity interests in the Debtor shall be deemed reinstated without any additional act on the part of the Debtor or Reorganized Debtor.

4.17	Exemption from Registration Requirements

The offering, issuance, and distribution of any Securities, including the New Notes pursuant to the Plan shall be exempt from, among other things, the registration requirements of section 5 of the Securities Act pursuant to section 1145 of the Bankruptcy Code, Regulation S of the Securities Act, or any other available exemption from registration under the Securities Act, as applicable. To the extent that the issuance of the New Notes is covered by section 1145 of the Bankruptcy Code, except as otherwise provided in the Plan or the governing certificates or instruments, the New Notes issued under the Plan will be freely tradable under the Securities Act by the recipients thereof, subject to: (a) the provisions of section 1145(b)(1) of the Bankruptcy Code relating to the definition of an underwriter in section 2(a)(11) of the Securities Act, and compliance with any applicable state or foreign securities laws, if any, and any rules and regulations of the SEC, if any, applicable at the time of any future transfer of such Securities or instruments, including any such restrictions any agreement governing the New Notes; (b) the restrictions, if any, on the transferability of such securities and instruments; and (c) any other applicable regulatory approval.

ARTICLE V

TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

5.1	Assumption and Rejection of Executory Contracts and Unexpired Leases

On the Effective Date, except as otherwise provided herein or in any contract, instrument, release, indenture, or other agreement entered into in connection with the Plan, Executory Contracts and Unexpired Leases shall be deemed assumed as of the Effective Date, unless such Executory Contract or Unexpired Lease (1) was assumed or rejected previously by the Debtor, (2) previously expired or terminated pursuant to its own terms, or (3) is the subject of a motion to reject filed on or before the Effective Date, if any. Entry of the Confirmation Order shall constitute a Bankruptcy Court order approving the assumption of such Executory Contracts or Unexpired Leases as set forth in the Plan, pursuant to sections 365(a) and 1123 of the Bankruptcy Code. Unless otherwise indicated, assumptions of Executory Contracts and Unexpired Leases pursuant to the Plan are effective as of the Effective Date. Each Executory Contract or Unexpired Lease assumed pursuant to the Plan or by a Bankruptcy Court order shall re-vest in and be fully enforceable by the applicable contracting Reorganized Debtor in accordance with its terms notwithstanding any provision in such assumed Executory Contract or Unexpired Lease that prohibits, restricts or conditions such assumption, assignment or transfer. Any provision in the assumed Executory Contracts and Unexpired Leases that purports to declare a breach or default based in whole or in part on the commencement or continuance of the Chapter 11 Case or any successor case is hereby deemed unenforceable.

5.2	Claims Based on Rejection of Executory Contracts or Unexpired Leases

Claims arising from the rejection of any Executory Contract or Unexpired Lease shall be classified as a General Unsecured Claim and shall be treated in accordance with ARTICLE III, as applicable.

5.3	Cure of Defaults for Executory Contracts and Unexpired Leases Assumed

Claims or defaults arising or becoming due under any assumed Executory Contract or Unexpired Lease after the effective date of assumption of the applicable assumed Executory Contract or Unexpired Lease are to be paid in full in the ordinary course by the applicable Debtor or Reorganized Debtor, as applicable, subject to the rights of the Debtor or Reorganized Debtor, as applicable, to assert or apply, as applicable, any defenses, setoffs, credits, or discounts available under the applicable assumed Executory Contract or Unexpired Lease or under applicable non-bankruptcy law, and, for the avoidance of doubt, such Claims or defaults shall not be released, expunged, discharged, or enjoined by the Plan or the Confirmation Order and there shall be no need or requirement for the counterparty to such Executory Contract or Unexpired Lease to file an Administrative Claim for such Claim or default. Nothing in the Plan releases or discharges the applicable Debtor or Reorganized Debtor from (1) obligations to fully satisfy Cure Claims on the Effective Date, or to the extent a dispute exists regarding the Cure Claim, upon entry of a Final Order resolving the dispute or upon mutual agreement between the applicable Debtor or Reorganized Debtor and the applicable counterparty, or (2) Claims, defaults or obligations arising or becoming due under any assumed Executory Contract or Unexpired Lease after the effective date of such assumption of the applicable assumed Executory Contract or Unexpired Lease pursuant to the terms thereof.

In the event of a dispute regarding (1) the amount of any payment to cure such a default, (2) the ability of the applicable Reorganized Debtor to provide “adequate assurance of future performance” (within the meaning of section 365 of the Bankruptcy Code) under the Executory Contract or Unexpired Lease to be assumed, or (3) any other matter pertaining to assumption, the cure payment, if any, required by section 365(b)(1) of the Bankruptcy Code shall be made following the entry of a Final Order or orders resolving the dispute and approving the assumption.

The assumption of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise shall result in the full release and satisfaction of any Claims or defaults, whether monetary or nonmonetary, including defaults of provisions restricting the change in control or ownership interest composition or other bankruptcy-related defaults, arising under any assumed Executory Contract or Unexpired Lease at any time before the date the applicable Debtor or Reorganized Debtor assume such Executory Contract or Unexpired Lease. Any Proofs of Claim filed with respect to an Executory Contract or Unexpired Lease that has been assumed shall be deemed disallowed and expunged, without further notice to or action, order, or approval of the Bankruptcy Court.

5.4	Insurance Policies

All of the Debtor’s insurance policies and any agreements, documents, or instruments relating thereto, including the D&O Insurance Policies, shall be treated as and deemed to be Executory Contracts under the Plan. As of the Effective Date, the Debtor shall be deemed to have assumed all insurance policies and any agreements, documents, and instruments related thereto.

5.5	Indemnification Provisions

As of the Effective Date, the Debtor and Reorganized Debtor, as applicable, shall be deemed to have assumed all of the Indemnification Provisions in place on or before the Effective Date for Claims related to or in connection with any actions, omissions, or transactions occurring before the Effective Date. Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the Debtor’s foregoing assumption of each of the Indemnification Provisions. Notwithstanding anything to the contrary contained herein, (1) Confirmation shall not discharge, impair, or otherwise modify any obligations assumed by the foregoing assumption of the Indemnification Provisions, (2) each such obligation shall be deemed and treated as an Executory Contract that has been assumed by the Debtor under the Plan and as to which no Proof of Claim need be filed, and (3) as of the Effective Date, the Indemnification Provisions shall be binding and enforceable against the Reorganized Debtor.

5.6	Benefit Programs

As of the Effective Date, all employee compensation and benefit programs of the Debtor, including programs subject to section 1114 and 1129(a)(13) of the Bankruptcy Code, if any, entered into before or after the Petition Date and not since terminated, shall be deemed to be, and shall be treated as though they are, Executory Contracts that are assumed under the ARTICLE VI, but only to the extent that rights under such programs are held by the Debtor or Persons who are employees of the Debtor as of the Confirmation Date; provided, however, that nothing herein shall extend or otherwise modify the duration of any such program or prohibit the Debtor or the Reorganized Debtor from modifying the terms and conditions of any such program or benefits as otherwise permitted by such program and applicable nonbankrutpcy law.

5.7	Modifications, Amendments, Supplements, Restatements or Other Agreements

Unless otherwise provided for in the Plan, each Executory Contract or Unexpired Lease that is assumed shall include all modifications, amendments, supplements, restatements, or other agreements that in any manner affect such Executory Contract or Unexpired Lease, including easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, and any other interests. Modifications, amendments, supplements, and restatements to prepetition Executory Contracts and Unexpired Leases that have been executed by the Debtor during the Chapter 11 Case shall not be deemed to alter the prepetition nature of the Executory Contract or Unexpired Lease, or the validity, priority, or amount of any Claims that may arise in connection therewith.

5.8	Reservation of Rights

If there is a dispute regarding whether a contract or lease is or was executory or unexpired at the time of such assumption or rejection, the Debtor or Reorganized Debtor, as applicable, shall have twenty-eight (28) calendar days following entry of a Final Order resolving such dispute to alter their treatment of such contract or lease, including by assuming or rejecting such contract or lease.

5.9	Nonoccurrence of the Effective Date

In the event that the Effective Date does not occur, the Bankruptcy Court shall retain jurisdiction with respect to any request to extend the deadline for assuming or rejecting unexpired leases pursuant to section 365(d)(4) of the Bankruptcy Code.

5.10	Contracts and Leases Entered into After the Petition Date

Contracts and leases entered into after the Petition Date by the Debtor will be performed by the Debtor or Reorganized Debtor liable thereunder in the ordinary course of the Debtor’s business. Accordingly, such contracts and leases will survive and remain unaffected by entry of the Confirmation Order.

ARTICLE VI

PROVISIONS GOVERNING DISTRIBUTIONS

6.1	Distributions on Account of Claims Allowed as of the Effective Date

Except as otherwise provided in the Plan, a Final Order, or as otherwise agreed to by the Debtor or the Reorganized Debtor (as the case may be) and the Holder of the applicable Allowed Claim, on the Distribution Date, the Reorganized Debtor shall make initial distributions under the Plan on account of Claims Allowed on or before the Effective Date, subject to the Debtor’s and Reorganized Debtor’s right to object to Claims; provided, however, that (1) Allowed Administrative Claims with respect to liabilities incurred by the Debtor in the ordinary course of business during the Chapter 11 Case prior to the Effective Date shall be paid or performed in the ordinary course of business in accordance with the terms and conditions of any controlling agreements, course of dealing, course of business, or industry practice and (2) Allowed Priority Tax Claims shall be paid in accordance with Section 2.3. To the extent any Allowed Priority Tax Claim is not due and owing on the Effective Date, such Claim may be paid in full in Cash in accordance with the terms of any agreement between the particular Debtor or the Reorganized Debtor (as the case may be) and the Holder of such Claim or as may be due and payable under applicable non-bankruptcy law or in the ordinary course of business.

6.2	Special Rules for Distributions to Holders of Disputed Claims

Notwithstanding any provision to the contrary in the Plan and except as otherwise agreed by the relevant parties: (1) no partial payments and no partial distributions shall be made with respect to a Disputed Claim until all such disputes in connection with such Disputed Claim have been resolved by settlement or Final Order and (2) any Entity that holds both an Allowed Claim and a Disputed Claim shall not receive any distribution on the Allowed Claim unless and until all objections to the Disputed Claim have been resolved by settlement or Final Order or the Claim has been Allowed or expunged. Any dividends or other distributions arising from property distributed to Holders of Allowed Claims in a Class and paid to such Holders under the Plan shall be paid also, in the applicable amounts, to any Holder of a Disputed Claim, as applicable, in such Class that becomes an Allowed Claim after the date or dates that such dividends or other distributions were earlier paid to Holders of Allowed Claims in such Class.

6.3	Disbursing Agent

Except as otherwise provided in the Plan, all distributions under the Plan shall be made by the Disbursing Agent on or as soon as practicable after the Effective Date. To the extent the Disbursing Agent are the Reorganized Debtor, the Disbursing Agent shall not be required to give any bond or surety or other security for the performance of its duties unless otherwise ordered by the Bankruptcy Court.

The Disbursing Agent shall be empowered to: (a) effect all actions and execute all agreements, instruments, and other documents necessary to perform its duties under the Plan; (b) make all distributions contemplated hereby; (c) employ professionals to represent it with respect to its responsibilities; and (d) exercise such other powers as may be vested in the Disbursing Agent by order of the Bankruptcy Court, pursuant to the Plan, or as deemed by the Disbursing Agent to be necessary and proper to implement, the provisions hereof.

Except as otherwise ordered by the Bankruptcy Court, the amount of any reasonable fees and out-of-pocket expenses incurred by the Disbursing Agent on or after the Effective Date (including taxes) and any reasonable compensation and out-of-pocket expense reimbursement claims (including reasonable attorney fees and expenses) made by the Disbursing Agent may be paid in Cash by the Reorganized Debtor.

6.4	Distributions on Account of Old Notes Claims

On or as soon as is reasonably practicable after the Effective Date, the Reorganized Debtor or the Disbursing Agent shall distribute the New Notes Distribution in accordance with the terms of this ARTICLE VI and the Plan Supplement. Holders of Old Notes will receive their pro rata share of the New Notes Distribution in exchange for the Old Notes. The method for issuance of the New Notes will be described in greater detail in the Plan Supplement.

Holders of Old Notes who do not fulfill the requirements noted above and, if applicable, in the Plan Supplement for the receipt of their pro rata share of the New Notes Distribution within one hundred and eighty (180) days after the Effective Date shall forfeit their entitlement to a distribution under the Plan, shall not participate in any distribution under the Plan, and shall have their Claims on account of the Old Notes discharged. Any property in respect of such forfeited Old Notes Claims would revert to the Reorganized Debtor.

6.5	Delivery of Distributions and Undeliverable or Unclaimed Distributions

(a)	Delivery of Distributions

Except as otherwise provided in the Plan (including in Section 6.4 above), distributions to Holders of Allowed Claims shall be made to Holders of record as of the Distribution Record Date by the Reorganized Debtor or the Disbursing Agent, as appropriate: (a) at the addresses set forth in any written notices of address changes delivered to the Reorganized Debtor or the applicable Disbursing Agent, as appropriate or (b) on any counsel that has appeared in the Chapter 11 Case on the Holder’s behalf. The Debtor shall have no obligation to recognize any transfer of Claims or Interests occurring on or after the Distribution Record Date; provided, however, that distributions on account of the Old Notes Claims shall be made in accordance with Section 6.4 above. Subject to this ARTICLE VI, distributions under the Plan on account of Allowed Claims shall not be subject to levy, garnishment, attachment, or like legal process, so that each Holder of an Allowed Claim shall have and receive the benefit of the distributions in the manner set forth in the Plan. The Debtor, the Reorganized Debtor, and the Disbursing Agent, as applicable, shall not incur any liability whatsoever on account of any distributions under the Plan except for fraud, gross negligence, or willful misconduct.

(b)	Minimum; De Minimis Distributions.

Notwithstanding anything to the contrary contained in the Plan, the Disbursing Agent shall not be required to distribute Cash or other property to the Holder of any Allowed Claim or Allowed Interest if the amount of Cash or other property to be distributed on account of such Allowed Claim or Allowed Interest is less than US$100. Any Holder of an Allowed Claim or Allowed Interest on account of which the amount of Cash or other property to be distributed is less than such amount shall have such Claim or Interest, as applicable, discharged and shall be forever barred from asserting such Claim or Interest against the Debtor, the Reorganized Debtor, or their respective property. Any Cash or other property not distributed pursuant to this provision shall be the property of the Reorganized Debtor.

(c)	Fractional New Notes or Amounts Less than Integral Multiples

The New Notes will be issued in minimum denominations of US$1,000 and integral multiples of US$1.00 in excess thereof. Notwithstanding any other provision in the Plan to the contrary, no fractional amounts of New Notes shall be issued or distributed pursuant to the Plan. Whenever any distribution under the Plan would yield a distribution of New Notes below the integral requirement, the actual distribution shall reflect a rounding of such amount down to the nearest US$1.00. Upon the allocation of all of the whole New Notes authorized under the Plan, all remaining portions of the entitlements shall be canceled and shall be of no further force and effect. For distribution and rounding purposes, DTC will be considered a single holder.

(d)	Compliance Matters

In connection with the Plan, to the extent applicable, the Reorganized Debtor or the Disbursing Agent shall comply with all tax withholding and reporting requirements imposed on them by any Governmental Unit, and all distributions pursuant to the Plan shall be subject to such withholding and reporting requirements. Notwithstanding any provision in the Plan to the contrary, the Reorganized Debtor or the Disbursing Agent shall be authorized to take all actions necessary or appropriate to comply with such withholding and reporting requirements, including liquidating a portion of the distribution to be made under the Plan to generate sufficient funds to pay applicable withholding taxes, withholding distributions pending receipt of information necessary to facilitate such distributions, or establishing any other mechanisms they believe are reasonable and appropriate. The Reorganized Debtor reserves the right to allocate all distributions made under the Plan in compliance with all applicable wage garnishments, alimony, child support, and other spousal awards, liens, and encumbrances. All Persons holding Claims shall be required to provide any information necessary to effect information reporting and the withholding of such taxes. Notwithstanding any other provision of this Plan to the contrary, (a) each Holder of an Allowed Claim shall have the sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed by any Governmental Unit, including income, withholding and other tax obligations, on account of such distribution, and (b) no distribution shall be made to or on behalf of such Holder pursuant to the Plan unless and until such Holder has made arrangements satisfactory to the Reorganized Debtor for the payment and satisfaction of such tax obligations.

(e)	Cash Payments

Except as otherwise set forth in this Section 6.5(e), distributions of Cash under the Plan shall be made by the Reorganized Debtor or the Disbursing Agent on behalf of the Debtor in U.S. dollars. At the option of the Disbursing Agent, any Cash payment to be made hereunder may be made by check or wire transfer or as otherwise required or provided in applicable agreements. Cash payments to creditors outside of the United States of America may be made, at the option of the Reorganized Debtor or the Disbursing Agent, in such funds and by such means as are necessary or customary in a particular foreign jurisdiction.

(f)	Undeliverable and Unclaimed Distributions

(1)	Undeliverable Distributions. If any distribution to a Holder of an Allowed Claim is returned to the Reorganized Debtor or the Disbursing Agent as undeliverable or is otherwise unclaimed, no further distributions shall be made to such Holder unless and until the Reorganized Debtor or the Disbursing Agent are notified in writing of such Holder’s then-current address or other necessary information for delivery. Subject to the succeeding sentence, the Reorganized Debtor or their duly appointed disbursing agent shall retain undeliverable distributions until such time as a distribution becomes deliverable. Each Holder of an Allowed Claim whose distribution remains (i) undeliverable for one hundred and eighty (180) days after the distribution is returned as undeliverable or (ii) otherwise has not been deposited, endorsed or negotiated within one hundred and eighty (180) days of the date of issuance shall have no claim to or interest in such distribution and shall be forever barred from receiving any distribution under the Plan. Nothing contained in this Plan shall require the Debtor, the Reorganized Debtor or the Disbursing Agent to attempt to locate any Holder of an Allowed Claim.

(2)	Reversion. Any distribution under the Plan that is an Unclaimed Distribution for a period of one hundred and eighty (180) days after distribution shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code and such Unclaimed Distribution shall revest in the Reorganized Debtor. Upon such revesting, the Claim or Interest of any Holder or its successors with respect to such property shall be cancelled, discharged, and forever barred notwithstanding any applicable federal or state escheat, abandoned, or unclaimed property laws, or any provisions in any document governing the distribution that is an Unclaimed Distribution, to the contrary.

6.6	Setoffs

Except as otherwise expressly provided herein, the Reorganized Debtor, pursuant to the Bankruptcy Code (including section 553 of the Bankruptcy Code), applicable non-bankruptcy law, or as may be agreed to by the Holder of a Claim, may set off against any Allowed Claim and the distributions to be made pursuant to the Plan on account of such Allowed Claim (before any distribution is made on account of such Allowed Claim), any Claims, rights, and Causes of Action of any nature that the Debtor or Reorganized Debtor, as applicable, may hold against the Holder of such Allowed Claim, to the extent such Claims, rights, or Causes of Action against such Holder have not been otherwise compromised or settled on or prior to the Effective Date (whether pursuant to the Plan or otherwise); provided, however, that neither the failure to effect such a setoff nor the allowance of any Claim pursuant to the Plan shall constitute a waiver or release by the Reorganized Debtor of any such Claims, rights, and Causes of Action that the Reorganized Debtor may possess against such Holder. In no event shall any Holder of Claims be entitled to set off any Claim against any Claim, right, or Cause of Action of the Debtor or Reorganized Debtor, as applicable, unless such Holder has filed a motion with the Bankruptcy Court requesting the authority to perform such setoff on or before the Confirmation Date, and notwithstanding any indication in any Proof of Claim or otherwise that such Holder asserts, has, or intends to preserve any right of setoff pursuant to section 553 or otherwise. For the avoidance of doubt, no Claim in Class A shall be subject to setoff.

6.7	Allocation Between Principal and Accrued Interest

Except as otherwise provided in the Plan and to the extent permitted by applicable law, the aggregate consideration paid to Holders with respect to their Allowed Claims shall be treated pursuant to the Plan for income tax purposes as allocated first to the principal amount of such Allowed Claims (to the extent thereof) and, thereafter, to the interest accrued through and including the Effective Date.

6.8	No Postpetition or Default Interest on Claims

Unless otherwise specifically provided for in the Plan or the Confirmation Order and notwithstanding any documents that govern the Debtor’s prepetition indebtedness to the contrary, (1) postpetition and/or default interest shall not accrue or be paid on any Claims, and (2) no Holder of a Claim shall be entitled to (a) interest accruing on or after the Petition Date on any such Claim or (b) interest at the contract default rate, each as applicable.

ARTICLE VII

PROCEDURES FOR RESOLVING DISPUTED CLAIMS

7.1	Disputed Claims

In the event that the Debtor disputes a Claim, such Claim shall be Disputed unless Allowed or disallowed by a Final Order or as otherwise set forth in this ARTICLE VII. Except as otherwise provided herein, all Proofs of Claim filed after the Effective Date shall be expunged without the need for any objection by the Reorganized Debtor or any further notice to or action, order, or approval of the Bankruptcy Court. On and after the Effective Date, the Reorganized Debtor may settle any Claims for which a Proof of Claim has been filed or for which a Proof of Claim has not been filed, without further notice to or approval of the Bankruptcy Court, the Claims and Solicitation Agent, or any other party.

7.2	Resolution of Disputed Claims

Except insofar as a Claim is Allowed under the Plan, the Debtor or the Reorganized Debtor, as applicable, shall be entitled to object to the Claim. Any objections to Claims shall be served and filed on or before the 120th day after the Effective Date or by such later date as ordered by the Bankruptcy Court. Notwithstanding any authority to the contrary, an objection to a Claim shall be deemed properly served on the Holder thereof if service is effected in any of the following manners: (a) in accordance with Rule 4 of the Federal Rules of Civil Procedure, as modified and made applicable by Bankruptcy Rule 7004; or (b) by first class mail, postage prepaid, on any counsel that has appeared on the Holder’s behalf in the Chapter 11 Case. The Debtor and the Reorganized Debtor shall be authorized to, and shall resolve all Disputed Claims or Interests by withdrawing or settling such objections thereto, or by litigating to Final Order in the Bankruptcy Court the validity, nature and/or amount thereof. All Claims not objected to by the end of such 120-day period shall be deemed Allowed unless such period is extended upon approval of the Bankruptcy Court. For the avoidance of doubt, except as otherwise provided in the Plan, from and after the Effective Date, the Reorganized Debtor shall have and retain any and all rights and defenses the Debtor had immediately prior to the Effective Date with respect to any Disputed Claim, including the Causes of Action retained pursuant to Section 4.13.

7.3	Estimation of Claims

The Debtor or the Reorganized Debtor, as applicable, may (but are not required to) at any time request that the Bankruptcy Court estimate any Disputed Claim that is contingent or unliquidated in accordance with section 502(c) of the Bankruptcy Code for any reason, regardless of whether any Entity previously has objected to such Claim or Interest or whether the Bankruptcy Court has ruled on any such objection. If the Bankruptcy Court estimates any contingent or unliquidated Claim or Interest, the estimated amount shall constitute a maximum limitation on such Claim or Interest for all purposes under the Plan (including for purposes of distributions), and the Reorganized Debtor may elect to pursue any supplemental proceedings to object to any ultimate distribution on such Claim or Interest.

7.4	No Interest

Unless otherwise expressly provided in the Plan or by order of the Bankruptcy Court, postpetition interest shall not accrue or be paid on Claims, and no Holder of a Claim shall be entitled to interest accruing on or after the Petition Date on any Claim or right. Additionally, and without limiting the foregoing, interest shall not accrue or be paid on any Disputed Claim with respect to the period from the Effective Date to the date a final distribution is made on account of such Disputed Claim, if and when such Disputed Claim becomes an Allowed Claim.

7.5	No Distributions Pending Allowance

Notwithstanding any other provision of this Plan to the contrary, no payments or distributions of any kind or nature shall be made with respect to all or any portion of a Disputed Claim unless and until all objections to such Disputed Claim have been settled or withdrawn or have been determined by Final Order and the Disputed Claim has become an Allowed Claim. Distributions on account of Disputed Claims that become Allowed Claims shall be made pursuant to Section 6.2.

7.6	Disallowance of Claims and Interests

All Claims of any Entity from which property is sought by the Debtor under section 542, 543, 550, or 553 of the Bankruptcy Code or that the Debtor or the Reorganized Debtor allege is a transferee of a transfer that is avoidable under section 522(f), 522(h), 544, 545, 547, 548, 549, or 724(a) of the Bankruptcy Code shall be disallowed if: (a) the Entity, on the one hand, and the Debtor or the Reorganized Debtor, on the other hand, agree or the Bankruptcy Court has determined by Final Order that such Entity or transferee is liable to turn over any property or monies under any of the aforementioned sections of the Bankruptcy Code and (b) such Entity or transferee has failed to turn over such property by the date set forth in such agreement or Final Order.

7.7	Adjustment to Claims Without Objection

Any duplicate Claim or Interest or any Claim or Interest that has been paid, satisfied, amended, or superseded may be adjusted or expunged by the Reorganized Debtor without the Reorganized Debtor having to file an application, motion, complaint, objection, or any other legal proceeding seeking to object to such Claim or Interest, and without any further notice to or action, order, or approval of the Bankruptcy Court.

ARTICLE VIII

EFFECT OF CONFIRMATION OF THE PLAN

8.1	Compromise and Settlement of Claims, Interests, and Controversies

Pursuant to sections 363 and 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, and in consideration for the distributions and other benefits provided pursuant to the Plan, the provisions of the Plan shall constitute a good faith compromise of all Claims and controversies relating to the contractual, legal, and subordination rights that a Holder of a Claim may have with respect to any Allowed Claim or Allowed Interest or any distribution to be made on account of such Allowed Claim or Allowed Interest. The entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the compromise or settlement of all such Claims, Interests, and controversies, as well as a finding by the Bankruptcy Court that such compromise or settlement is in the best interests of the Debtor, its Estate, and Holders of Claims and Interests, and is fair, equitable, and reasonable. In accordance with the provisions of the Plan, pursuant to section 363 of the Bankruptcy Code and Bankruptcy Rule 9019(a), without any further notice to or action, order, or approval of the Bankruptcy Court, after the Effective Date, the Reorganized Debtor may compromise and settle Claims against them and Causes of Action against other Entities.

8.2	Discharge of Claims and Termination of Interests

Except as otherwise provided for herein and effective as of the Effective Date: (a) the rights afforded in the Plan and the treatment of all Claims and Interests shall be in exchange for and in complete satisfaction, discharge, and release of all Claims and Interests of any nature whatsoever, including any interest accrued on such Claims from and after the Petition Date, against the Debtor or any of their assets, property, or Estate; (b) the Plan shall bind all Holders of Claims and Interests, notwithstanding whether any such Holders failed to vote to accept or reject the Plan or voted to reject the Plan; (c) all Claims and Interests shall be satisfied, discharged, and released in full, and the Debtor’s liability with respect thereto shall be extinguished completely, including any liability of the kind specified under section 502(g) of the Bankruptcy Code; and (d) all Entities shall be precluded from asserting against the Debtor, the Debtor’s Estate, the Reorganized Debtor, their successors and assigns, and their assets and properties any other Claims or Interests based upon any documents, instruments, or any act or omission, transaction, or other activity of any kind or nature that occurred prior to the Effective Date.

8.3	Releases by the Debtor

Pursuant to section 1123(b) of the Bankruptcy Code, and except as otherwise expressly provided herein, for good and valuable consideration, as of the Effective Date, to the extent permitted by applicable laws, the Released Parties are conclusively, absolutely, unconditionally, irrevocably, and forever deemed released and discharged by the Debtor, the Reorganized Debtor, and the Debtor’s Estate from any and all actions, Claims, Interests, obligations, rights, suits, damages, Causes of Action, remedies, and liabilities whatsoever, whether for tort, contract, violations of federal or state securities laws and Avoidance Actions, including any derivative Claims, asserted on behalf of the Debtor, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity, or otherwise, asserted or that could possibly have been asserted on behalf of the Debtor, that the Debtor, Reorganized Debtor, or Debtor’s Estate, would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the Holder of any Claim or Interest or other Entity, based on or relating to, or in any manner arising from, in, or under, in whole or in part, the Debtor, the Chapter 11 Case, the Old Notes, the Old Notes Indenture, the purchase, sale, or rescission of the purchase or sale of any security of the Debtor or the Reorganized Debtor, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between the Debtor and any Released Party, the restructuring of Claims and Interests prior to or during the Chapter 11 Case, the negotiation, formulation, solicitation, or preparation of the Disclosure Statement, the Plan, the Plan Supplement, or related agreements, instruments or other documents, based in whole or in part upon any act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date; provided, however, that the foregoing provisions of this Section 8.3 shall have no effect on the liability of any of the Released Parties for gross negligence, willful misconduct, fraud, or criminal conduct as determined by a Final Order entered by a court of competent jurisdiction; provided further that nothing in this Section 8.3 shall release any post-Effective Date obligations of any party under the Plan or any document, instrument, or agreement executed to implement, or otherwise given effect under, the Plan, including the New Notes and any other agreement or document related thereto or entered into in connection therewith, as applicable.

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the release set forth in this Section 8.3, which includes by reference each of the related provisions and definitions contained herein, and further, shall constitute the Bankruptcy Court’s finding that such release is: (a) in exchange for the good and valuable consideration provided by the Released Parties; (b) a good faith settlement and compromise of the Claims released by this Section 8.3; (c) in the best interests of the Debtor and all Holders of Claims and Interests; (d) fair, equitable, and reasonable; (e) given and made after due notice and opportunity for hearing; and (f) a bar to the Debtor asserting any Claim or Cause of Action released by this Section 8.3.

8.4	Releases by the Releasing Parties

As of the Effective Date, to the extent permitted by applicable law, each Releasing Party shall be deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever, released and discharged the Debtor, the Reorganized Debtor, the Estate, the Released Parties and each such Entity’s successors and assigns, current and former affiliates, subsidiaries, officers, directors, members, principals, employees, agents, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, and other Professionals, solely in their respective capacities as such, and only if such Persons occupied any such positions at any time on or after the Petition Date, from any and all Claims, Interests, obligations, rights, liabilities, actions, causes of action, choses in action, suits, debts, demands, damages, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, judgments, remedies, rights of set-off, third-party claims, subrogation claims, contribution claims, reimbursement claims, indemnity claims, counterclaims, and crossclaims (including all claims and actions against any Entities under the Bankruptcy Code) whatsoever, whether for tort, contract, violations of federal or state securities laws and Avoidance Actions, including any derivative Claims, asserted on behalf of the Debtor, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity, or otherwise, that such Entity asserted or that could possibly have been asserted, or would have been legally entitled to assert (whether individually or collectively), based on or in any way relating to, or in any manner arising from, in, or under, in whole or in part, the Debtor, the Chapter 11 Case, the Old Notes, the Old Notes Indenture, the purchase, sale, or rescission of the purchase or sale of any security of the Debtor or the Reorganized Debtor, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between the Debtor and any Releasing Party, the restructuring of Claims and Interests prior to or during the Chapter 11 Case, the negotiation, formulation, solicitation, or preparation of the Disclosure Statement, the Plan, the Plan Supplement, or related agreements, instruments or other documents, based in whole or in part upon any act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date; provided, however, that the foregoing provisions of this Section 8.4 shall have no effect on the liability of any of the Released Parties for gross negligence, willful misconduct, fraud, or criminal conduct as determined by a Final Order entered by a court of competent jurisdiction; provided further that nothing in this Section 8.4 shall release any post-Effective Date obligations of any party under the Plan or any document, instrument, or agreement executed to implement, or otherwise given effect under, the Plan.

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the release set forth in this Section 8.4, which includes by reference each of the related provisions and definitions contained herein, and further, shall constitute the Bankruptcy Court’s finding that such release is: (a) important to the Plan; (b) in exchange for the good and valuable consideration provided by the Debtor, the Reorganized Debtor, the Estate and the Released Parties; (c) a good faith settlement and compromise of the Claims released by this Section 8.4; (d) in the best interests of the Debtor and all Holders of Claims and Interests; (e) fair, equitable, and reasonable; (f) given and made after due notice and opportunity for hearing; and (g) a bar to any Entity granting a release under this Section 8.4 from asserting any Claim or Cause of Action released by this Section 8.4.

8.5	Exculpation

No Exculpated Party shall have or incur, and each Exculpated Party is hereby released and exculpated from any Exculpated Claim or any obligation, Cause of Action, or liability for any Exculpated Claim; provided, however, that the foregoing “exculpation” shall have no effect on the liability of any Entity that results from any such act or omission that is determined in a Final Order to have constituted fraud, gross negligence, or willful misconduct; provided, further, that in all respects such Entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to, or in connection with, the Plan. The Exculpated Parties have, and upon Confirmation shall be deemed to have, participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code with regard to the solicitation of acceptances and rejections of the Plan and the making of distributions pursuant to the Plan and, therefore, are not and shall not be liable at any time for the violation of any applicable, law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan.

8.6	Injunction

Except as otherwise provided herein or for obligations issued pursuant hereto, all Entities that have held, hold, or may hold Claims or Interests that have been released pursuant to Section 8.3 or Section 8.4, discharged pursuant to Section 8.2, or are subject to exculpation pursuant to Section 8.5 are permanently enjoined, from and after the Effective Date, from taking any of the following actions against, as applicable, the Debtor, the Reorganized Debtor, the Released Parties, or the Exculpated Parties: (a) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims or Interests; (b) enforcing, attaching, collecting, or recovering by any manner or means any judgment, award, decree, or order against such Entities on account of or in connection with or with respect to any such Claims or Interests; (c) creating, perfecting, or enforcing any encumbrance of any kind against such Entities or the property or Estate of such Entities on account of or in connection with or with respect to any such Claims or Interests; (d) asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from such Entities or against the property or Estate of such Entities on account of or in connection with or with respect to any such Claims or Interests unless such Holder has filed a motion requesting the right to perform such setoff on or before the Confirmation Date; and (e) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims or Interests released, exculpated, or settled pursuant to the Plan.

8.7	Protection Against Discriminatory Treatment

In accordance with section 525 of the Bankruptcy Code, and consistent with paragraph 2 of Article VI of the United States Constitution, no Governmental Unit shall discriminate against the Reorganized Debtor, or any Entity with which the Reorganized Debtor have been or are associated, solely because the Reorganized Debtor was a debtor under chapter 11, may have been insolvent before the commencement of the Chapter 11 Case (or during the Chapter 11 Case but before the Debtor were granted or denied a discharge), or have not paid a debt that is dischargeable in the Chapter 11 Case.

8.8	Recoupment

In no event shall any Holder of Claims or Interests be entitled to recoup any Claim or Interest against any Claim, right, or Cause of Action of the Debtor or the Reorganized Debtor, as applicable, unless such Holder actually has performed such recoupment and provided notice thereof in writing to the Debtor on or before the Confirmation Date, notwithstanding any indication in any Proof of Claim or Interest or otherwise that such Holder asserts, has, or intends to preserve any right of recoupment.

8.9	Release of Liens

Except as other provided in the Plan or in any contract, instrument, release, or other agreement or document created pursuant to the Plan, on the Effective Date and concurrently with the applicable distributions made pursuant to the Plan, and except with respect to the Liens securing Other Secured Claims or Secured Tax Claims (depending on the treatment of such Claims), all mortgages, deeds of trust, Liens, pledges, or other security interests relating to or arising from the Old Notes shall be fully released and discharged in connection with the execution of the New Notes Indenture and issuance of the New Notes as contemplated by Section 4.4 hereof, and all of the right, title, and interest of any holder of such mortgages, deeds of trust, Liens, pledges, or other security interests shall vest and revert to the Reorganized Debtor and its successors and assigns. In addition, the Trustee shall execute and deliver all documents to evidence the release of mortgages, deeds of trust, Liens, pledges, and other security interests related to the Old Notes and shall authorize the Reorganized Debtor to file UCC-3 termination statements or their equivalent (to the extent applicable) with respect thereto.

8.10	Reimbursement or Contribution

If the Bankruptcy Court disallows a Claim for reimbursement or contribution of an Entity pursuant to section 502(e)(1)(B) of the Bankruptcy Code, then to the extent that such Claim is contingent as of the Effective Date, such Claim shall be forever disallowed notwithstanding section 502(j) of the Bankruptcy Code, unless prior to the Effective Date (a) such Claim has been adjudicated as noncontingent or (b) the relevant Holder of a Claim has filed a noncontingent Proof of Claim on account of such Claim and a Final Order has been entered determining such Claim as no longer contingent.

ARTICLE IX

CONDITIONS PRECEDENT TO THE EFFECTIVE DATE

9.1	Conditions Precedent to the Effective Date.

It shall be a condition to the Effective Date that the following conditions shall have been satisfied or waived pursuant to Section 9.2 of the Plan:

(a) the Confirmation Order shall have been entered and become a Final Order, and such Final Order shall not have been stayed, modified, or vacated on appeal;

(b) no Governmental Unit shall have issued any ruling or order enjoining the consummation of the Plan in a way that cannot be reasonably remedied by the Debtor or the Reorganized Debtor;

(c) all professional fees and expenses of retained Professionals that require the approval of the Bankruptcy Court shall have been paid in full or amounts sufficient to pay such fees and expenses after the Effective Date shall have been placed in the Professional Fee Escrow Account pending the approval of such fees and expenses by the Bankruptcy Court;

(d) all necessary consents, approvals and actions of, filings with and notices to any governmental or regulatory authority necessary to permit the Debtor to consummate the Plan shall have been duly obtained, made or given and shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any governmental or regulatory authority necessary for the consummation of the Plan shall have occurred; and

(e) this Plan and all documents and agreements necessary to implement the Plan, including the New Corporate Governance Documents and any other agreement or document related to the foregoing or entered into in connection therewith (including documents effectuating affiliate guaranties or asset pledges), shall have: (i) all conditions precedent to such documents and agreements satisfied or waived pursuant to the terms of such documents or agreements; (ii) been tendered for delivery to the required parties and, to the extent required, filed with and approved by any applicable Governmental Units in accordance with applicable laws; and (iii) been effected or executed.

9.2	Waiver of Conditions Precedent

The Debtor may amend, modify, supplement or waive any of the conditions to the Effective Date set forth in Section 9.1 other than Section 9.1(c), at any time without any notice to any other parties in interest and without any further notice to or action, order, or approval of the Bankruptcy Court, and without any formal action other than proceeding to confirm or consummate the Plan.

9.3	Effect of Non-Occurrence of Conditions to Consummation

If prior to Consummation, the Confirmation Order is vacated pursuant to a Final Order, then except as provided in any order of the Bankruptcy Court vacating the Confirmation Order, the Plan will be null and void in all respects, and nothing contained in the Plan or Disclosure Statement shall: (a) constitute a waiver or release of any Claims, Interests, or Causes of Action; (b) prejudice in any manner the rights of the Debtor or any other Entity; or (c) constitute an admission, acknowledgment, offer, or undertaking of any sort by the Debtor or any other Entity.

ARTICLE X

MODIFICATION, REVOCATION, OR WITHDRAWAL OF THE PLAN

10.1	Modification of Plan

Effective as of the date hereof: (a) the Debtor, in accordance with the Bankruptcy Code and the Bankruptcy Rules, may amend or modify the Plan before the entry of the Confirmation Order; and (b) after the entry of the Confirmation Order, the Debtor or the Reorganized Debtor, as applicable, may, upon order of the Bankruptcy Court, amend or modify the Plan, in accordance with section 1127(b) of the Bankruptcy Code, remedy any defect or omission, or reconcile any inconsistency in the Plan in such manner as may be necessary to carry out the purpose and intent of the Plan, subject to the limitations set forth herein.

10.2	Revocation or Withdrawal of Plan

The Debtor reserves the right to revoke or withdraw the Plan before the Confirmation Date and to file subsequent chapter 11 plans. If the Debtor revokes or withdraws the Plan, or if Confirmation or the Effective Date does not occur, then: (a) the Plan will be null and void in all respects; (b) any allowance of a Claim or any other settlement or compromise embodied in the Plan, and any document or agreement executed pursuant hereto will be null and void in all respects; and (c) nothing contained in the Plan shall (1) constitute a waiver or release of any Claims, Interests, or Causes of Action, (2) prejudice in any manner the rights of the Debtor or any other Entity, or (3) constitute an admission, acknowledgement, offer, or undertaking of any sort by the Debtor or any other Entity.

ARTICLE XI

RETENTION OF JURISDICTION

11.1	Jurisdiction

Pursuant to sections 105(a) and 1142 of the Bankruptcy Code and notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court shall retain jurisdiction over all matters arising in, arising under and/or related to the Chapter 11 Case and the Plan to the fullest extent permitted by applicable law, including jurisdiction to:

(a) allow, disallow, determine, liquidate, classify, estimate, or establish the priority, secured or unsecured status, or amount of any Claim or Interest, including the resolution of any request for payment of any Claim or Interest and the resolution of any and all objections to the secured or unsecured status, priority, amount, or allowance of Claims or Interests;

(b) decide and resolve all matters related to the granting and denying, in whole or in part, any applications for allowance of compensation or reimbursement of expenses to Professionals authorized pursuant to the Bankruptcy Code or the Plan;

(c) ensure that distributions to Holders of Allowed Claims are accomplished pursuant to the provisions of the Plan;

(d) adjudicate, decide, or resolve any motions, adversary proceedings, contested or litigated matters, and any other matters, and grant or deny any applications involving the Debtor that may be pending on the Effective Date;

(e) enter and implement such orders as may be necessary or appropriate to execute, implement, or consummate the provisions of the Plan or the Confirmation Order, including contracts, instruments, releases, indentures, and other agreements or documents created in connection with the Plan, the Plan Supplement or the Disclosure Statement;

(f) issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any Entity with Consummation or enforcement of the Plan;

(g) hear, determine, and resolve any cases, matters, controversies, suits, disputes, or Causes of Action in connection with or in any way related to the Chapter 11 Case, including: (a) with respect to the repayment or return of distributions and the recovery of additional amounts owed by the Holder of a Claim or Interest for amounts not timely repaid pursuant to Section 6.5(a); (b) with respect to the releases, injunctions, and other provisions contained in ARTICLE VIII, including entry of such orders as may be necessary or appropriate to implement such releases, injunctions, and other provisions; (c) that may arise in connection with the Consummation, interpretation, implementation, or enforcement of the Plan or the Confirmation Order, or any Entity’s rights arising from or obligations incurred in connection with the Plan or the Confirmation Order, including those arising under agreements, documents, or instruments executed in connection with the Plan; (d) related to section 1141 of the Bankruptcy Code; or (e) with respect to any Claims arising under or in connection with the Old Notes asserted by any current or former Holder of Old Notes against the Reorganized Debtor;

(h) enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked, or vacated;

(i) consider any modifications of the Plan, to cure any defect or omission, or to reconcile any inconsistency in any Bankruptcy Court order, including the Confirmation Order;

(j) determine any other matters that may arise in connection with or relate to the Plan, the Disclosure Statement, or the Confirmation Order;

(k) hear and determine matters concerning U.S. state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;

(l) enter an order or Final Decree concluding or closing the Chapter 11 Case;

(m) adjudicate any and all disputes arising from or relating to distributions under the Plan;

(n) hear and determine all disputes involving the existence, nature, scope, or enforcement of any exculpations, discharges, injunctions, and releases granted in connection with and under the Plan, including under Article VIII;

(o) enforce all orders previously entered by the Bankruptcy Court; and

(p) hear any other matter not inconsistent with the Bankruptcy Code.

ARTICLE XII

MISCELLANEOUS PROVISIONS

12.1	Immediate Binding Effect

Notwithstanding Bankruptcy Rules 3020(e), 6004(g), or 7062 or otherwise, upon the occurrence of the Effective Date, the terms of the Plan and the documents and instruments contained in the Plan Supplement shall be immediately effective and enforceable and deemed binding upon the Debtor, the Reorganized Debtor, and any and all Holders of Claims and Interests (irrespective of whether such Holders of Claims or Interests are deemed to have accepted the Plan), all Entities that are parties to or are subject to the settlements, compromises, releases, discharges, and injunctions described in the Plan, each Entity acquiring property under the Plan and any and all non-Debtor parties to Executory Contracts and Unexpired Leases. The Confirmation Order shall contain a waiver of any stay of enforcement otherwise applicable, including pursuant to Bankruptcy Rule 3020(e), 6004(g), and 7062.

12.2	Additional Documents

On or before the Effective Date, the Debtor may file with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan. The Debtor or the Reorganized Debtor, as applicable, and all Holders of Claims and Interests receiving distributions pursuant to the Plan and all other parties in interest shall, from time to time, prepare, execute, and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of the Plan.

12.3	Reservation of Rights

Except as expressly set forth herein, the Plan shall have no force or effect unless the Bankruptcy Court shall enter the Confirmation Order. None of the filing of the Plan, any statement or provision contained in the Plan, or the taking of any action by the Debtor with respect to the Plan, the Disclosure Statement, or the Plan Supplement shall be or shall be deemed to be an admission or waiver of any rights of the Debtor with respect to the Holders of Claims or Interests prior to the Effective Date.

12.4	Successors and Assigns

The rights, benefits, and obligations of any Entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor or assign, affiliate, officer, director, agent, representative, attorney, beneficiaries, or guardian, if any, of each Entity.

12.5	Service of Documents

After the Effective Date, any pleading, notice, or other document required by the Plan to be served on or delivered to the Reorganized Debtor shall be served on:

Reorganized Debtor:	Credivalores – Crediservicios S.A.
Carrera 7 #76-35, 7th Floor, Bogotá, Colombia

Counsel to Reorganizaed Debtor:	Baker & McKenzie LLP
452 5th Avenue
New York, New York 10018
Telephone: (212) 626-4100
Attn: Michael Fitzgerald, Esq.

-and-

1111 Brickell Avenue, 10th Floor
Miami, Florida 33131
Telephone: (305) 789-8900
Attn: Paul J. Keenan Jr. , Esq.

12.6	Term of Injunctions or Stays

Unless otherwise provided in the Plan or in the Confirmation Order, all injunctions or stays in effect in the Chapter 11 Case (pursuant to sections 105 or 362 of the Bankruptcy Code or any order of the Bankruptcy Court) and existing on the Confirmation Date (excluding any injunctions or stays contained in the Plan or the Confirmation Order) shall remain in full force and effect until the Effective Date. All injunctions or stays contained in the Plan or the Confirmation Order shall remain in full force and effect in accordance with their terms.

12.7	Entire Agreement

Except as otherwise indicated, the Plan supersedes all previous and contemporaneous negotiations, promises, covenants, agreements, understandings, and representations on such subjects, all of which have become merged and integrated into the Plan.

12.8	Plan Supplement Exhibits

All exhibits and documents included in the Plan Supplement are incorporated into and are a part of the Plan as if set forth in full in the Plan. After the exhibits and documents are filed, copies of such exhibits and documents shall be made available upon written request to the Debtor’s counsel at the address above or by downloading such exhibits and documents from the Bankruptcy Court’s website at www.nysb.uscourts.gov. Unless otherwise ordered by the Bankruptcy Court, to the extent any exhibit or document in the Plan Supplement is inconsistent with the terms of any part of the Plan that does not constitute the Plan Supplement, such part of the Plan that does not constitute the Plan Supplement shall control.

12.9	Non-Severability

If, prior to Confirmation, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is: (a) valid and enforceable pursuant to its terms; (b) integral to the Plan and may not be deleted or modified without the consent of the Reorganized Debtor; and (c) nonseverable and mutually dependent.

12.10	Closing Chapter 11 Case

The Reorganized Debtor shall promptly file, after the full administration of the Chapter 11 Case, with the Bankruptcy Court all documents required by Bankruptcy Rule 3022 and any applicable order of the Bankruptcy Court to close the Chapter 11 Case.

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Dated: March 7, 2024	Respectfully Submitted,

CREDIVALORES – CREDISERVICIOS S.A.,